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JUN 11 2012

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SECUR 12011314 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67162

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/11 (MM/DD/YY) AND ENDING 03/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
INVESTEC SECURITIES (US) LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 Fifth Avenue, 15th Floor
(No. and Street)

New York,	**NY**	**10103**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James W. Paddon **212-259-5608**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	**New York,**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James W. Paddon, swear (or affirm) that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of Investec Securities (US) LLC, as of March 31, 2012, is true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

STEVEN ROSS FRANK
Notary Public, State of New York
No. 01FR6198690
Qualified in Suffolk County
Commission Expires December 29, 2012

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
☐ (c) Statement of Operations.
☐ (d) Statement of Cash Flows.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (o) Supplementary Report of Independent Auditors on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Investec Securities (US) LLC

Statement of Financial Condition

March 31, 2012

Contents

Ernst & Young
Ernst & Young LLP
5 Times Square
New York, NY 10036-6530
Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Investec Securities (US) LLC:

We have audited the accompanying statement of financial condition of Investec Securities (US) LLC (the "Company") as of March 31, 2012. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Investec Securities (US) LLC at March 31, 2012, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

May 23, 2012

Investec Securities (US) LLC

Statement of Financial Condition

March 31, 2012

Assets	
Cash and cash equivalents	$ 309,001
Receivable from clearing broker	5,147,880
Unbilled revenue	100,000
Other receivables	5,000
Due from Holdings and other affiliates	49,103
Prepaid expenses	20,035
Total assets	$ 5,631,019
Liabilities and member's equity	
Liabilities:	
Accrued employee compensation	$ 1,034,167
Accrued expenses and other	92,298
Total liabilities	1,126,465
Member's equity	4,504,554
Total liabilities and member's equity	$ 5,631,019

The accompanying notes are an integral part of the statement of financial condition.

1. Organization and Nature of Business

Investec Securities (US) LLC (the "Company") is a wholly owned subsidiary of Investec USA Holdings Corp. ("Holdings"), the ultimate parent of which is Investec plc, a London Stock Exchange listed company. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company serves as an intermediary on behalf of foreign affiliates in accordance with SEC Rule 15a-6, whereby the Company distributes affiliate research, intermediates foreign equity transactions and acts as U.S. placement agent for foreign securities offerings in the United States. In addition, the Company effects transactions in American Depository Receipts ("ADRs") and other domestic and foreign securities. The Company clears its securities transactions on a fully disclosed basis through a clearing broker, Pershing LLC, a subsidiary of The Bank of New York Mellon Corporation.

2. Significant Accounting Policies

Basis of Presentation

The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States, which require management to make judgments and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from those estimates. Significant commissions receivable included in "Receivable from clearing broker" is recorded on a trade date basis.

Cash and Cash Equivalents

Cash and cash equivalents consists of cash and highly liquid investments with maturities of 90 days or less.

Unbilled Revenue

Unbilled revenue represents management's estimate of revenue earned but not yet billed to customers for its distribution of affiliate research to certain major U.S. institutional investors.

Income Taxes

The Company is a single member limited liability company and is a "disregarded entity" for tax purposes. Thus the Company's assets, liabilities and items of income, deductions and tax credits are treated as those of its sole member, Holdings, which is responsible for including the Company in its tax reports. The provision for income taxes (Note 6) is computed as if the Company were a separate taxpayer and is allocated to the Company by Holdings.

2. Significant Accounting Policies (continued)

The Company accounts for taxes in accordance with ASC 740, *Income Taxes.* ASC 740 provides guidance on how uncertain tax positions should be recognized, measure, presented and disclosed in the statement of financial condition. ASC 740 requires that the Company determine whether a tax provision is more likely than not to be sustained upon examination, including resolution of any appeals or litigation processes, based upon the technical merits of the position. Once it is determined that a position meets this recognition criteria, the position is measured to determine the amount of benefit to be recognized in the statement of financial condition.

Guarantees

The Company applies the provisions of the ASC 460-10, *Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others,* which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing broker-dealer for losses that it may sustain from the customer accounts introduced by the Company. The Company transacts client orders on a delivery versus payment ("DVP") and receive versus payment ("RVP") basis. The Company has not recorded any liabilities from guarantees under ASC 460-10.

3. Credit Risk

The Company maintains its cash in bank accounts, which, at times, may exceed federally insured limits. The Company's receivables from clearing broker are denominated in U.S. dollars and in other currencies and are outstanding with Pershing LLC.

4. Related Party Transactions

The Company shares space, equipment and other related support with Holdings. Under a management services agreement with Holdings, overhead expenses, including employee salaries and related costs, insurance, amortization and depreciation of assets and other expenses are allocated to the Company based on formulas applied to these expenses. The Company also is allocated taxes by Holdings, as discussed more fully in Note 2 above.

Pursuant to service agreements, the Company charges certain of its foreign affiliates (the "Foreign Affiliates") for services rendered.

4. Related Party Transactions (continued)

"Due from Holdings and other affiliates" represents the balances due from Holdings and the Foreign Affiliates to the Company. Receivable or payable balances are settled between the entities throughout the year on at least a quarterly basis. The amounts shown in the statement of financial condition were settled by April 30, 2012 and were related to monthly tax settlements and services provided to Foreign Affiliates.

5. Receivable from Clearing Broker

In the ordinary course of business, the Company maintains a cash balance with its clearing broker. The receivable at March 31, 2012 was $5,147,880. This balance includes the required deposit of $250,000.

6. Income Taxes

As more fully described in Note 2, the Company is allocated its share of income taxes by Holdings as if it were a separate taxpayer.

All taxes are deemed to be current and are periodically settled with Holdings.

A net deferred tax asset in the amount of approximately $16,619 was recorded and offset against a 100% valuation allowance for the year ended March 31, 2012. Net deferred tax assets relate to net operating losses, which expire on March 31, 2033. As the Company is included in consolidated state and local income tax returns filed by Holdings, the net operating loss may be limited on a consolidated basis. The Company and Holdings believe that the level of valuation allowance is sufficient, based on all available evidence, and it is more likely than not that the deferred tax asset will not be realized prior to expiration.

As of March 31, 2012, the Company determined that it has no material uncertain tax positions, interest or penalties as defined within ASC 740-10, and accordingly, management has concluded that no additional ASC 740-10 disclosures are required

Although Holdings is not currently under examination by the federal or state income tax authorities, Holdings' returns for the tax years ended March 31, 2010, 2011 and 2012 are open to adjustment by the relevant federal and state income tax authorities. The Company would recognize any future penalties and/or interest allocated to it by Holdings in the then-current period.

7. Net Capital Requirement

The Company, a registered broker-dealer, is subject to the Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company utilized the alternative method available under this rule and is required to maintain $250,000 in minimum net capital. At March 31, 2012, the Company had net capital of $4,315,325, which was $4,065,325 in excess of the required minimum net capital.

Advances, dividends, and capital withdrawals may be limited by various regulations in order to maintain required minimum net capital.

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under the exemptive provision of section (k)(2)(ii).

8. Subsequent Events

The Company has evaluated all subsequent events through May 23, 2012, and has determined that no subsequent events have occurred that would require disclosure in the statement of financial condition.

STATEMENT OF FINANCIAL CONDITION

Investec Securities (US) LLC
March 31, 2012
With Report of Independent Registered
Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

Ernst & Young LLP

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